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                              May 3, 2023

       Gregory D. Swan
       Chief Financial Officer
       IperionX Limited
       129 W Trade Street, Suite 1405
       Charlotte, NC 28202

                                                        Re: IperionX Limited
                                                            Form 20-F for the
Fiscal Year ended June 30, 2022
                                                            Filed August 26,
2022
                                                            File No. 001-41338

       Dear Gregory D. Swan:

              We have reviewed your April 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our April 13,
       2023 letter.

       Form 20-F for the Fiscal Year ended June 30, 2022

       Exhibit 96.2
       Section 11.8 - Cut-off Grade, page E-28

   1. We note your response to prior comment 2 including your proposed disclosure of the historical, spot, and
forecast Rare Earth Elements (REE) prices and their proportions found in your
concentrates.

                                                        Please further revise
your proposed disclosures for the annual report and technical report summary to clarify that
resources must have    reasonable prospects for economic
                                                        extraction    (i.e.
remove the word "eventual" from your draft revisions) to more clearly align with the mineral
resource definition in Item 1300 of Regulation S-K.

                                                        Please also disclose
whether your cutoff grade is the marginal or breakeven economic
 Gregory D. Swan
IperionX Limited
May 3, 2023
Page 2
         cutoff grade, based on the parameters provided. After making these changes, please file your amended Form 10-K along with the revised technical report summary.
       You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments or Karl Hiller, Branch Chief, at (202) 551-
 3686 with any other questions.



FirstName LastNameGregory D. Swan                            Sincerely,
Comapany NameIperionX Limited
                                                             Division of
Corporation Finance
May 3, 2023 Page 2                                           Office of Energy &
Transportation
FirstName LastName